UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 9, 2021, Husky Energy Inc. issued a press release announcing the filing of its 2020 Q4 and Annual Financials. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: February 9, 2021		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

February 9, 2021

Husky Energy Files 2020 Q4 and Annual Financials

Husky Energy Inc., a wholly-owned subsidiary of Cenovus Energy Inc., will be filing today its 2020 fourth quarter and annual audited consolidated financial statements, Management’s Discussion & Analysis and Annual Information Form with Canadian securities regulatory authorities. These documents will be available on SEDAR at sedar.com and on the Husky website at huskyenergy.com. Husky will also be filing today its Annual Report on Form 40-F for the year ended December 31, 2020 with the United States Securities and Exchange Commission. This document will be available on EDGAR at sec.gov and on the Husky website.

Investor and Media Inquiries:

Jenna Pickering, Investor Relations

403-750-1882

Kim Guttormson, Media

403-298-7088